                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of November, 2002                 Commission File Number:  0-20235


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F [ ]                               Form 40-F [X]


Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes [ ]    Assigned    File No.  ____________    No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).


                                      INDEX


Material Change Report dated November 15, 2002            Page 2 - 4

Press Release dated November 14, 2002                     Page 5 - 13

Signature Page                                            Page 14

                          NORTH AMERICAN PALLADIUM LTD.

                             MATERIAL CHANGE REPORT


Pursuant to:    Section 67(1)(b) of the Securities Act (British Columbia)
                Section 118(1)(b) of the Securities Act (Alberta)
                Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
                Section 75(2) of the Securities Act (Ontario)
                Section 73 of the Securities Act (Quebec)
                Section 81(2) of the Securities Act (Nova Scotia)
                Section 76(2) of the Securities Act (Newfoundland)

ITEM 1.         REPORTING ISSUER

                The reporting issuer filing this material change report is North American Palladium Ltd. (the "Corporation"), Suite 2116, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

ITEM 2.         DATE OF MATERIAL CHANGE

                November 14, 2002

ITEM 3.         PRESS RELEASE

                Issued by the Corporation in Toronto, Ontario on November 14, 2002.

ITEM 4.         SUMMARY OF MATERIAL CHANGE

                The Corporation announced its third quarter 2002 financial and operating results.

                The Corporation realized net income for the three months ended September 30, 2002 of $2,894,000 or $0.06 per share (fully diluted) on revenues of $46,547,000 compared to a net loss of ($6,639,000) or ($0.13) per share (fully diluted) on revenue from metal sales of $23,225,000 for the corresponding period a year earlier. The increase in revenue in the current quarter was due to a 39% increase in palladium production, which was partially offset by lower palladium prices. The average spot palladium price in the third quarter was US$325 per ounce, down 32% versus the corresponding quarter a year ago. The Corporation sells 100% of its palladium production under a long-term sales contract with a guaranteed floor price of US$325 per ounce. To augment the sales contract, the Corporation has entered into forward sales contracts and realized US$899 per ounce on 12,600 ounces of third quarter production, resulting in an average realized palladium price of US$490 per ounce in the third quarter.

                For the nine months ended September 30, 2002 the Corporation reported net income of $16,661,000 or $0.33 per share on revenue of $132,869,000 compared to net income of $2,351,000 or $0.05 per share on revenues of $64,606,000 for the nine months ended September 30, 2001.

                During the third quarter, the mill processed 1,210,799 tonnes of ore at a rate of 13,161 tonnes per day with a palladium grade of
                1.83 g/t, producing 51,168 ounces of palladium. This compares with the third quarter 2001, when during the start-up period, the new mill processed 910,509 tonnes of ore at a rate of 9,897 tonnes per day with a palladium grade of 2.00 g/t, producing 36,891 ounces of palladium. Mill palladium recoveries in the third quarter 2002 were 71.9% compared to 62.9% in the third quarter 2001.

                Production costs including overhead were $24,965,000 during the third quarter 2002 compared to $16,303,000 during the third quarter 2001. The higher production costs during the quarter were due to a 33% increase in ore tonnes milled, higher power rates and the need for contract crushing and the related increase in ore handling costs as a result of the unscheduled temporary shut down of the primary crusher. Ore mined during the quarter was 1,382,971 tonnes compared to 1,655,897 tonnes in the third quarter 2001. Of the ore mined in the third quarter 2002, 662,049 tonnes was classified as high grade (greater than 1.10 g/t palladium) and 720,922 tonnes was classified as regular grade (0.70 to 1.09 g/t palladium). The broken ore stockpile at September 30, 2002 increased to 8.3 million tonnes grading 1.14 g/t palladium and contained approximately 303,000 ounces of palladium.

                Total cash costs to produce palladium, net of other metal credits and royalties, decreased to US$282 per ounce in the third quarter 2002 compared to US$306 per ounce in the third quarter 2001. The reduction in unit total cash costs resulted from increased mill throughput and improved palladium recoveries combined with stronger prices for other metal credits. However, the current quarter total cash costs were US$59 per ounce higher than the second quarter 2002 total cash costs of US$223 per ounce, largely due to increased operating costs attributable to the primary crusher shut down and the related affect on palladium production.


ITEM 5.         FULL DESCRIPTION OF MATERIAL CHANGE

                See attached press release.

ITEM 6. RELIANCE ON SECTION 67(2) OF THE SECURITIES ACT (BRITISH COLUMBIA); SECTION 118(2) OF THE SECURITIES ACT (ALBERTA);
                SECTION 84(2) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN);
                SECTION 75(3) OF THE SECURITIES ACT (ONTARIO); SECTION 74 OF THE SECURITIES ACT (QUEBEC); SECTION 81(3) OF THE SECURITIES ACT (NOVA SCOTIA) AND SECTION 76(3) OF THE SECURITIES ACT (NEWFOUNDLAND).

                N/A

ITEM 7.         OMITTED INFORMATION

                N/A

ITEM 8.         SENIOR OFFICER

                Mary Batoff, Secretary

                Tel.:    416-360-2655

ITEM 9.         STATEMENT OF SENIOR OFFICER

                The foregoing accurately discloses the material change referred to herein.

                DATED at Toronto, this 15th day of November 2002.


                                            NORTH AMERICAN PALLADIUM LTD.

                                            Per: /s/ Mary Batoff
                                                 ------------------------

NORTH AMERICAN PALLADIUM LTD.                        --------------------
130 Adelaide St. West                                    NEWS RELEASE
Suite 2116                                           --------------------
Toronto, ON
M5H 3P5

Website: www.napalladium.com                         November 14, 2002

FOR IMMEDIATE RELEASE                                Trading Symbol: TSX - PDL
---------------------                                               AMEX - PAL

                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
                           THIRD QUARTER 2002 RESULTS

                              RESULTS OF OPERATIONS
                              ---------------------

The Company realized net income for the three months ended September 30, 2002 of $2,894,000 or $0.06 per share (fully diluted) on revenues of $46,547,000 compared to a net loss of ($6,639,000) or ($0.13) per share (fully diluted) on revenue from metal sales of $23,225,000 for the corresponding period a year earlier. The increase in revenue in the current quarter was due to a 39% increase in palladium production, which was partially offset by lower palladium prices. The average spot palladium price in the third quarter was US$325 per ounce, down 32% versus the corresponding quarter a year ago. The Company sells 100% of its palladium production under a long-term sales contract with a guaranteed floor price of US$325 per ounce. To augment the sales contract, the Company has entered into forward sales contracts and realized US$899 per ounce on 12,600 ounces of third quarter production, resulting in an average realized palladium price of US$490 per ounce in the third quarter.

Effective January 1, 2002 the Company adopted, on a retroactive basis, the new CICA recommendations for foreign currency translation. By following the new recommendations, the Company records the unrealized exchange gains and losses on long-term US$ denominated debt in the consolidated statements of operation and deficit in the period in which they occur. Due to the volatility in the Canadian / US dollar exchange rate, the Company experienced an unrealized non-cash foreign exchange loss of $6,056,000 in the third quarter. The after tax impact of the unrealized foreign exchange loss was $3,596,000 or $0.07 per share for the quarter

For the nine months ended September 30, 2002 the Company reported net income of $16,661,000 or $0.33 per share on revenue of $132,869,000 compared to net income of $2,351,000 or $0.05 per share on revenues of $64,606,000 for the nine months ended September 30, 2001.

During the third quarter, the mill processed 1,210,799 tonnes of ore at a rate of 13,161 tonnes per day with a palladium grade of 1.83 g/t, producing 51,168 ounces of palladium. This compares with the third quarter 2001, when during the start-up period, the new mill processed 910,509 tonnes of ore at a rate of 9,897 tonnes per day with a palladium grade of 2.00 g/t, producing 36,891 ounces of palladium. Mill palladium recoveries in the third quarter 2002 were 71.9% compared to 62.9% in the third quarter 2001.

Production costs including overhead were $24,965,000 during the third quarter 2002 compared to $16,303,000 during the third quarter 2001. The higher production costs during the quarter were due to a 33% increase in ore tonnes milled, higher power rates and the need for contract crushing and the related increase in ore handling costs as a result of the unscheduled temporary shut down of the primary crusher. Ore mined during the quarter was 1,382,971 tonnes compared to 1,655,897 tonnes in the third quarter 2001. Of the ore mined in the third quarter 2002, 662,049 tonnes was classified as high grade (greater than 1.10 g/t palladium) and 720,922 tonnes was classified as regular grade (0.70 to 1.09 g/t palladium). The broken ore stockpile at September 30, 2002 increased to 8.3 million tonnes grading 1.14 g/t palladium and contained approximately 303,000 ounces of palladium.

Total cash costs to produce palladium, net of other metal credits and royalties, decreased to US$282 per ounce in the third quarter 2002 compared to US$306 per ounce in the third quarter 2001. The reduction in unit total cash costs resulted from increased mill throughput and improved palladium recoveries combined with stronger prices for other metal credits. However, the current quarter total cash costs were US$59 per ounce higher than the second quarter 2002 total cash costs of US$223 per ounce, largely due to increased operating costs attributable to the primary crusher shut down and the related affect on palladium production.

The operation was adversely affected by the unscheduled temporary shutdown of the primary crusher at the mine in early September 2002. The shutdown impacted both mill feed grade and mill throughput. The existing ore stockpile was initially utilized as a source of mill feed which contains a lower palladium grade than the current run-of-mine ore. In addition, the secondary crusher which typically provides finer crushed ore was utilized to provide a coarse mill feed which resulted in reduced mill throughput for September. Prior to the shutdown, the mill had been achieving targeted mill throughput as demonstrated in the month of August when mill throughput averaged over 15,000 tonnes per day. Repairs to the primary crusher are underway and are expected to be completed by early December 2002. Fourth quarter metal production is expected to be comparable to the third quarter with increased costs associated with contract crushing and ore rehandling. In addition, the primary crusher repair costs that are estimated to exceed $2.0 million will be expensed in the fourth quarter.


                         LIQUIDITY AND CAPITAL RESOURCES
                         -------------------------------

Cash flow from operations (prior to changes in non-cash working capital) was $14,207,000 in the third quarter 2002 compared to $627,000 in the third quarter 2001. Changes in working capital other than cash required $4,660,000 of cash in the third quarter 2002. Concentrate awaiting settlement increased marginally from 105,550 ounces of palladium at June 30, 2002 to 106,561 ounces at September 30, 2002. After allowing for working capital changes, cash provided by operations was $9,547,000 in the third quarter of 2002 compared to cash used of ($12,173,000) in the third quarter of 2001. Cash provided by operations was $23,201,000 in the first nine months of 2002 compared to $9,184,000 in the first nine months of 2001.

Investing activities were much reduced in the third quarter at $2,884,000 compared to $26,274,000 in the third quarter 2001 when construction of the major expansion project was being completed. Financing activities required $6,725,000 in the third quarter 2002 compared to $47,417,000 raised in the third quarter 2001. The Company is continuing to reduce its project loan facility and made a further payment of $6,551,000 in the third quarter, thereby reducing the loan balance to $115,908,000 at September 30, 2002.


                              PRODUCTION STATISTICS
                              ---------------------

                                                 Third Quarter                       Nine Months
                                                 September 30                       September 30
                                       ---------------------------------------------------------------------
                                                  2002              2001              2002             2001
                                       ---------------------------------------------------------------------
Palladium (oz)                                  51,168            36,891           167,258           76,003
Payable Palladium (oz)                          46,819            33,755           153,042           69,496
Platinum (oz)                                    4,753             3,347            14,620            6,328
Gold (oz)                                        4,137             2,829            12,049            5,996
Copper (lbs)                                 1,445,416           956,935         3,997,735        1,899,647
Nickel (lbs)                                   656,240           348,015         2,060,292        1,000,850
------------------------------------------------------------------------------------------------------------
Ore Tonnes Milled                            1,210,799           910,509         3,686,233        1,515,677
Ore Tonnes Mined
   High grade ore                              662,049         1,151,789         2,945,790        2,781,520
   Regular grade                               720,922           504,108         2,628,737        1,611,899
Waste Tonnes Mined                           2,526,759         4,758,748         8,206,452       14,563,190
------------------------------------------------------------------------------------------------------------
Waste Strip Ratio                               1.83:1            2.87:1            1.47:1           3.32:1


                                   EXPLORATION
                                   -----------


During the third quarter, a 82 hole, 47,160 metre program of definition diamond drilling on the Main High Grade Zone was completed. The drilling program was designed to increase the level of confidence in the Main High Grade Zone resource which will be used to evaluate the potential of undertaking an underground mining operation. The resource model is currently being updated.

An independent geoscience consulting firm completed simulations of a variety of geophysical techniques in an effort to evaluate their effectiveness at extrapolating Lac des Iles minesite geology and mineralization to depths greater than one kilometer, and at generating drill targets at even greater depths. As a result, plans to conduct a deep penetrating Magnetotellurics survey during the late winter are underway. This survey will be capable of accurately detecting PGE-Ni-Cu bearing massive sulphide bodies to a depth of 2 kilometers. The discovery of numerous pods of remobilized massive sulphide, several metres in size, at surface and during past drilling has generated the impetus to search for their deep source.

The Company is initiating several new grass roots exploration projects as a result of acquiring new properties in Northwestern Ontario. Planning of field activities for the New Year is underway.


                                          NORTH AMERICAN PALLADIUM LTD.
                                           CONSOLIDATED BALANCE SHEETS
                                    [Canadian Funds in Thousands of Dollars]
                                                   [Unaudited]

                                                                                         SEPTEMBER 30           DECEMBER 31
                                                                                             2002                  2001
                                                                                      --------------------   ------------------
ASSETS

CURRENT ASSETS
Cash                                                                                 $              7,512  $         1,775
Short-term investments                                                                              5,092            4,999
Concentrate awaiting settlement, net - Note 3                                                      93,713           82,534
Inventories                                                                                        22,229           23,269
Future income tax asset                                                                             3,487           10,830
Accounts receivable and other assets                                                                1,925            2,626
                                                                                      --------------------  -------------------
                                                                                                  133,958          126,033

Mining interests, net                                                                             266,740          272,831
Mine closure deposit - Note 4                                                                       3,132            2,232
Deferred financing costs                                                                            2,278            2,870
Future income tax asset                                                                             8,700  $         8,700
                                                                                      --------------------  -------------------
                                                                                     $            414,808          412,666
                                                                                      ====================  ===================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                             $             12,798  $        17,255
Taxes payable                                                                                       2,287            3,539
Current portion of obligations under capital lease                                                  1,397            1,003
Current portion of project term loan                                                               53,496           33,620
                                                                                      --------------------  -------------------
                                                                                                   69,978           55,417

Provision for mine closure costs                                                                    1,426            1,020
Obligations under capital leases                                                                    1,066            1,053
Project term loan                                                                                  62,412          103,100
Kaiser-Francis credit facility                                                                     18,228            7,964
                                                                                      --------------------  -------------------
                                                                                                  153,110          168,554
                                                                                      --------------------  -------------------

SHAREHOLDERS' EQUITY
Capital stock outstanding:  50,579,500 common shares
(2001 - 50,447,630) - Note 7                                                                      311,709          310,784
Deficit                                                                                          (50,011)         (66,672)
                                                                                      --------------------  -------------------
                                                                                                  261,698          244,112
Total shareholders' equity
                                                                                      --------------------  -------------------

                                                                                     $            414,808  $       412,666
                                                                                      ====================  ===================


                                                  NORTH AMERICAN PALLADIUM LTD.
                                            CONSOLIDATED STATEMENTS OF OPERATIONS AND
                                  DEFICIT [Canadian Funds in Thousands of Dollars Except Share
                                                     and Per Share Amounts]
                                                           [Unaudited]


                                                             QUARTER ENDED                     NINE MONTHS ENDED
                                                              SEPTEMBER 30                        SEPTEMBER 30
                                                          2002              2001             2002                2001
                                                     --------------   ----------------  --------------    -----------------
REVENUES FROM METAL SALES
Palladium                                           $       34,377  $          29,754  $      112,696    $          67,455
Adjustments for mark to market                               3,184           (10,369)         (8,120)             (13,377)
Other metals                                                 8,986              3,840          28,293               10,528
                                                     --------------   ----------------  --------------    -----------------
                                                            46,547             23,225         132,869               64,606
Deduct:  smelter treatment, refining and
   freight costs                                           (3,893)            (3,012)        (12,846)              (5,793)
                                                     --------------   ----------------  --------------    -----------------
NET REVENUE FROM MINING OPERATIONS                          42,654             20,213         120,023               58,813
                                                     --------------   ----------------  --------------    -----------------

OPERATING EXPENSES
Production costs including overheads                        24,965             16,303          71,387               36,036
Amortization                                                 4,935              3,824          15,028                6,234
Administrative expenses                                      1,498                935           3,442                2,895
Provision for mine closure costs                               134                109             406                  185
                                                     --------------   ----------------  --------------    -----------------
Total operating expenses                                    31,532             21,171          90,263               45,350
                                                     --------------   ----------------  --------------    -----------------

INCOME (LOSS) FROM MINING OPERATIONS                        11,122              (958)          29,760               13,463
                                                     --------------   ----------------  --------------    -----------------

OTHER INCOME (EXPENSES)
Interest income                                                 82                306             497                1,255
Gain on disposal of capital assets                               -                  -             120                    -
Interest                                                     (115)              (106)           (371)                (197)
Interest on long-term debt                                 (1,446)            (1,688)         (4,281)              (1,688)
Exploration expense                                          (249)              (558)           (590)              (1,171)
Foreign exchange gain (loss)                               (5,801)            (4,971)           (199)              (5,121)
                                                     --------------   ----------------  --------------    -----------------
Total other income (expenses)                              (7,529)            (7,017)         (4,824)              (6,922)
                                                     --------------   ----------------  --------------    -----------------

                                                             3,593            (7,975)          24,936                6,541
INCOME (LOSS) BEFORE INCOME TAXES
Provision for income taxes                                   (699)              1,336         (8,275)              (4,190)
                                                     --------------   ----------------  --------------    -----------------

NET INCOME (LOSS) FOR THE PERIOD                             2,894            (6,639)          16,661                2,351
DEFICIT, BEGINNING OF PERIOD                              (52,905)           (65,192)        (66,672)             (74,182)
                                                     --------------   ----------------  --------------    -----------------
DEFICIT, END OF PERIOD                              $     (50,011)   $       (71,831)  $     (50,011)    $        (71,831)
                                                     --------------   ----------------  --------------    -----------------
BASIC AND DILUTED NET INCOME (LOSS) PER SHARE       $         0.06   $         (0.13)  $         0.33    $            0.05
                                                     --------------   ----------------  --------------    -----------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING           50,574,116         50,426,060      50,519,640           50,352,350
                                                     --------------   ----------------  --------------    -----------------

                                                       9


                                          NORTH AMERICAN PALLADIUM LTD.
                                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    [Canadian Funds in Thousands of Dollars]
                                                   [Unaudited]

                                                               QUARTER ENDED                 NINE MONTHS ENDED
                                                                SEPTEMBER 30                   SEPTEMBER 30
                                                             2002            2001           2002             2001
                                                         -------------   -------------  --------------   -------------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net Income (loss) for the period                        $       2,894   $     (6,639)  $       16,661   $       2,351
Operating items not involving cash
   Future income tax                                              188         (1,572)           7,343           2,883
   Amortization                                                 4,935           3,824          15,028           6,234
   Unrealized foreign exchange (gain) loss                      6,056           4,905           (970)           4,905
   Gain on disposal of capital assets                               -               -           (120)               -
   Provision for mine closure costs                               134             109             406             185
                                                         -------------   -------------  --------------   -------------
                                                               14,207             627          38,348          16,558
Changes in non-cash working capital                           (4,660)        (12,800)        (15,147)         (7,374)
                                                         -------------   -------------  --------------   -------------
                                                                9,547        (12,173)          23,201           9,184
                                                         -------------   -------------  --------------   -------------
FINANCING ACTIVITIES
Mine closure deposit                                            (300)           (300)           (900)           (800)
Obligations under capital leases                                (395)           (317)             407             473
Deferred financing costs                                            -           (132)               -           (168)
Notes payable - Kaiser Francis Oil Company                          -               -          10,372               -
Increase in project term loan                                       -          48,030               -          83,060
Repayment of project term loan                                (6,551)               -        (19,950)               -
Issuance of common shares                                         521             136             925           1,641
                                                         -------------   -------------  --------------   -------------
                                                              (6,725)          47,417         (9,146)          84,206
                                                         -------------   -------------  --------------   -------------
INVESTING ACTIVITIES
Short term investments                                           (35)            (45)            (93)          26,257
Additions to plant and equipment                              (1,052)        (25,244)         (6,069)       (108,129)
Mining claims, exploration and development costs              (1,797)           (985)         (2,284)         (2,572)
Proceeds on disposal of capital assets                              -               -             128               -
                                                         -------------   -------------  --------------   -------------
                                                              (2,884)        (26,274)         (8,318)        (84,444)
                                                         -------------   -------------  --------------   -------------

Increase (decrease) in cash                                      (62)           8,970           5,737           8,946

Cash, beginning of period                                       7,574           4,479           1,775           4,503

                                                         -------------   -------------  --------------   -------------
Cash, end of period                                     $       7,512  $       13,449  $        7,512   $      13,449
                                                         -------------   -------------  --------------   -------------

          NOTES TO THE SEPTEMBER 30, 2002 INTERIM FINANCIAL STATEMENTS
   (in thousands of Canadian dollars except per share and per ounce amounts)

1)   BASIS OF PRESENTATION
The unaudited interim consolidated financial statements have been prepared in accordance with accounting polices as set out in the Company's audited fiscal 2001 consolidated financial statements.

These unaudited interim financial statements by their nature do not conform in all respects to the requirements of Canadian generally accepted accounting principals for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the audited fiscal 2001 financial statements.

In the opinion of management, the unaudited interim financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company as at September 30, 2002 and the results of operations and cash flows for the three month and nine month periods ended September 30, 2002 and 2001.

2)   STOCK-BASED COMPENSATION
Effective January 1, 2002, the Company adopted the recommendations issued by The Canadian Institute of Chartered Accountants ("CICA") dealing with stock-based compensation. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact these financial statements.

Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method. Accordingly, the fair value of the 148,000 options granted in 2002 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4%, expected dividend yield of nil, expected volatility of 60%, and expected option life of 3 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the option's vesting period, which is 3 years.

The table below presents pro forma net earnings and basic and diluted net income per common share as if the options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company subsequent to the date of adoption of the recommendations issued by the CICA.


                                                             Three Months                 Nine Months
                                                             September 30,               September 30,
                                                                 2002                        2002
                                                      -------------------------------------------------------
Net income as reported                                $                2,894     $                   16,661
Compensation  expense related to fair
   value of stock options                                                 53                            106
                                                      -------------------------------------------------------
Pro forma net income                                                   2,841                         16,555
                                                      -------------------------------------------------------
Pro forma basic and diluted income per share          $                 0.06     $                     0.33
                                                      -------------------------------------------------------

The Black-Scholes option-pricing model was developed for use in estimating the fair value of freely tradable, fully transferable options without vesting restrictions. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the four highly subjective input assumptions can affect the calculated values, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

3)   CONCENTRATE AWAITING SETTLEMENT
The gross value of concentrate awaiting settlement represents the value of all platinum group metals and base metals from production shipped to the smelters between April 1 and September 30, 2002, including 106,561 ounces of palladium. At December 31, 2001 concentrate awaiting settlement included 78,445 ounces of palladium. Concentrate awaiting settlement was 100% from one domestic customer at September 30, 2002. Revaluations of the net realizable value of concentrate awaiting settlement are included in revenue at each reporting period and are adjusted for the effects of hedging instruments, sales contracts and foreign exchange.

4)   MINE CLOSURE PLAN
As part of the expansion project, the Company has established a revised mine closure plan with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,800 to be accumulated in a Trust Fund controlled by the Ministry. At September 30, 2002, the Company had $3,132 on deposit with the Ministry and has agreed to make monthly deposits of $100.

5)   PALLADIUM SALES CONTRACT
The Company entered into a Palladium Sales Contract with a major automobile manufacturer which provides for a floor price of US$325 per ounce on 100% of palladium production and a cap of US$550 per ounce on 50% of palladium production until June 30, 2005. The palladium sales contract was required as a condition to the US$90 million project term loan.

6)   PALLADIUM AND PLATINUM FORWARD SALES CONTRACTS
At September 30, 2002, to augment the palladium sales contract, the Company had forward sales contracts for 12,600 ounces of palladium at US$945 per ounce and 50,400 ounces of palladium at US$899 per ounce as a hedge against a portion of its 2002 and 2003 production respectively. In addition, the Company had forward sales contracts for 9,734 ounces platinum at US$519 per ounce as a hedge against a portion of its 2002 production.

7)   SHARE CAPITAL
As at September 30, 2002, the Company had 50,579,500 common shares issued and outstanding (December 31, 2001 - 50,447,630). At September 30, 2002, the Company had 1,220,704 stock options outstanding at a weighted average exercise price of $10.68, expiring at various dates from November 2002 to June 6, 2010.

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NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. Palladium use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan.

For further information contact:

Michael P. Amsden, Chairman & Acting CEO
Tel: (416) 360-2653        Fax:  (416) 360-7709
or
George D. Faught - Vice President Finance & CFO
Tel:  (416) 360-2650       Fax:  (416) 360-7709

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Forward-Looking Statements - Some statements contained in this release are forward-looking and, therefore, involve uncertainties or risks that could cause actual results to differ materially. Such forward-looking statements include comments regarding mineral reserve and resource statements and exploration program performance. Factors that could cause actual results to differ materially include metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tons milled, geological, technical, mining or processing problems, exploration programs and future results of exploration programs at the Lac des Iles Mine, future profitability and production. The Company disclaims any obligation to update forward-looking statements.
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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            NORTH AMERICAN PALLADIUM LTD.

Date: November 15, 2002                     By:  /s/ Mary Batoff
      -----------------------                    -------------------------------
                                                     Mary Batoff

                                            Title:  Secretary